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Exhibit 12.1

	Fiscal Year Ended
(Dollars in thousands)	November 30, 2008		December 2, 2007		November 26, 2006		November 27, 2005		November 28, 2004
Pre-tax income from operations	$19,064		$114,431		$111,830		$123,052		$(49,637)
Fixed charges:
Interest expense and amortization of debt discount and financing costs	60,464		63,976		71,961		79,565		72,731
Rental—33%(b)	6,658		6,244		6,047		5,022		5,076
Total fixed charges	67,122		70,220		78,008		84,587		77,807
Earnings before income taxes and fixed charges	86,186		184,651		189,838		207,639		28,170
Ratio of earnings to fixed charges(a)	1.3	x	2.6	x	2.4	x	2.5	x	—

(a)
For the year ended November 28, 2004, earnings were insufficient to cover fixed charges by $49.6 million.

(b)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

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  Exhibit 12.1